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[LOGO OF JOHN HANCOCK]    Life Insurance Company (U.S.A.)
                          A Stock Company

                             SUPPLEMENTARY BENEFIT

                        ENHANCED SURRENDER VALUE RIDER

This rider is part of the policy to which it is attached. It takes effect at the same time as your policy on the Policy Date. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

The Life Insured for this benefit is the same person who is the Life Insured under your policy. If this rider is attached to a survivorship policy, the Lives Insured for this benefit will be the same persons who are the Lives Insured under your policy. The name of the Life Insured or, if applicable, the names of the Lives Insured, are shown in Policy Specifications, Section 1.

BENEFIT

We agree, subject to the terms and conditions of this rider and the policy, to pay an Enhanced Surrender Value benefit in addition to the Cash Surrender Value that would otherwise be paid under the policy should you surrender the policy during the policy's Surrender Charge Period. The Enhanced Surrender Value benefit described in the Benefit Amount provision below will be paid if all the following conditions are met:

   (a) your written request for a full surrender of the policy is received at our Service Office prior to the death of the Life Insured (or if this rider is attached to a survivorship policy, prior to the death of the Surviving Life Insured);

   (b) such surrender is not the result of an exchange under Section 1035 of the Internal Revenue Code; and

   (c)    this rider has not terminated under the Termination provision below.

BENEFIT AMOUNT

The Enhanced Surrender Value benefit amount is equal to the lesser of a) 100% of the policy's Surrender Charge applicable on the date of surrender as shown in the Policy Specifications, Section 1, and b) the Policy Value. Such amount will be added to the Cash Surrender Value that would otherwise be paid under the policy. The resulting enhanced Cash Surrender Value is reduced by any Policy Debt to arrive at the Net Cash Surrender Value.

EFFECT ON WITHDRAWALS AND LOAN VALUE

Neither the amount available for withdrawal or the available loan value of the policy will in any way be increased due to the Enhanced Surrender Value benefit provided by this rider.

RIGHT TO POSTPONE PAYMENT OF BENEFIT

We reserve the right to postpone the payment of any Enhanced Surrender Value benefit for up to six months after we receive your written request for a full surrender of the policy in the same manner that we may postpone the payment of any Net Cash Surrender Value under the policy.

ENHANCED SURRENDER VALUE RIDER CHARGE

For this rider to take effect, there is a premium charge equal to 2% of the lesser of either the sum of premiums received during the first two Policy Years or the Target Premium shown in the Policy Specifications, Section 1.

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TERMINATION

This rider will terminate without value, on the earliest of:

   a.     the end of the policy's Surrender Charge Period;

   b.     the exchange or termination of the policy;

   c. the death of the Life Insured (or Surviving Life Insured if this rider is attached to a survivorship policy); or

   d. the next monthly Processing Date following our receipt of your written request to terminate this rider.

This rider cannot be reinstated after it terminates.

                                   JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                                              /s/ James P. O'Malley
                                                    President


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